On July 14, 2009 the Board of Trustees of the Old Mutual Funds I (the “Old Mutual Trust”) approved the Agreement and Plan of Reorganization pursuant to which the Old Mutual China Fund (the “Selling Fund”) would transfer all of its assets to the Clough China Fund (the “Acquiring Fund”), a newly created series of the Financial Investors Trust (the “Reorganization”).  The Board of Trustees of the Old Mutual Trust concluded that the Selling Fund’s participation in the Reorganization would be in the best interests of the Selling Fund and would not dilute the interests of the Selling Fund’s existing shareholders.  The Reorganization will consist of:  (i) the transfer of all the assets of the Selling Fund to the Acquiring Fund, in exchange solely for voting Class A, Class C and Class I shares of beneficial interest, no par value per share, of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund; and (ii) the distribution, after the Closing, of the Class A, Class C, Class A and Class I Shares of the Acquiring Fund to the Class A, Class C, Class Z and Institutional Class shareholders, respectively, of the Selling Fund and the termination, dissolution and complete liquidation of the Selling Fund.

On January 11, 2010, shareholders of the Selling Fund approved the Agreement and Plan of Reorganization and the Reorganization was consummated on January 15, 2010.